UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 27, 2021

BLUE WATER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39802	85-1231852
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 E. Putnam Avenue, Suite 363

Greenwich, CT 06830

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (646) 303-0737

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	BLUWU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	BLUW	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	BLUWW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Blue Water Acquisition Corp., a Delaware corporation (the “Company”), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of the Company, and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving the Company and Clarus Therapeutics, Inc., a Delaware corporation (“Clarus”). The definitive proxy statement and other relevant documents will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Securityholders of the Company and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about the Company, Clarus and the Business Combination. Company securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to the Company by contacting its Chief Executive Officer, Joseph Hernandez, c/o Blue Water Acquisition Corp., 15 E. Putnam Avenue, Suite 363, Greenwich, CT 06380, at (646) 303-0737.

Participants in the Solicitation

The Company and Clarus and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of the Company in favor of the approval of the Business Combination. Securityholders of the Company and other interested persons may obtain more information regarding the names and interests in the proposed Business Combination of the Company’s directors and officers in the Company’s filings with the SEC, including the Registration Statement to be filed with the SEC, which will also contain the names and interests in the proposed Business Combination of Clarus’s directors and officers. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Clarus and the Company, including without limitation statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, future financial condition and performance of Clarus and the combined company after the Closing and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Clarus. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Business Combination on Clarus’s business relationships, operating results, and business generally, (vii) risks that the proposed Business Combination disrupts current plans and operations of Clarus, (viii) risks related to Clarus’s ability to increase sales of JATENZO, secure favorable reimbursement coverage for such sales and expand its product offerings to include a pipeline of androgen and metabolic therapies for men and women, including orphan indications, (ix) the outcome of existing legal proceedings in which Clarus is involved with respect to its intellectual property, (x) the outcome of any legal proceedings that may be instituted against Clarus or against the Company related to the Merger Agreement or the proposed Business Combination, (xi) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xii) changes in the competitive and regulated industries in which Clarus operates, variations in operating performance across competitors, changes in laws and regulations affecting the business of Clarus and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiv) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, (xv) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xvi) risks related to the matters set forth in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, issued by the Division of Corporate Finance of the SEC on April 12, 2021, and (xvii) and those factors discussed in the Company’s filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Clarus and the Company may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Clarus or the Company gives any assurance that Clarus or the Company, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto do not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. The Company’s stockholders and other interested parties are urged to read such agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

General Terms and Effects

On April 27, 2021, Blue Water Acquisition Corp., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blue Water Merger Sub Corp., a Delaware corporation and newly formed wholly-owned subsidiary of the Company (“Merger Sub”), and Clarus Therapeutics, Inc., a Delaware corporation (“Clarus”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Clarus (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with Clarus continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of the Company. In the Merger, based on existing Clarus share preference and convertible debtholder rights, (i) certain shares of Clarus preferred stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be canceled and converted into the right to receive a portion of the Merger Consideration (as defined below), (ii) all other shares of Clarus capital stock, and all outstanding options to purchase any capital stock that have not been exercised prior to the Effective Time, will be canceled, retired and terminated without any consideration or any liability to Clarus with respect thereto, and (iii) certain convertible and non-convertible promissory notes of the Company outstanding as of the Closing will be canceled and converted into, or exchanged for, the right to receive a portion of the Merger Consideration.

Merger Consideration

The aggregate merger consideration to be paid pursuant to the Merger Agreement to Clarus securityholders as of immediately prior to the Effective Time (“Clarus Securityholders”) will be a number of shares of Company Class A common stock equal to (the “Merger Consideration”): (A) (i) $198,194,295.43, plus (or minus) the estimated indebtedness of Clarus as of the Closing, net of its cash and cash equivalents (“Closing Net Indebtedness”), divided by (ii) $10.20; plus (B) 1,500,000 shares of Company Class A Common Stock issuable to the holders of certain non-convertible promissory notes of Clarus in exchange for $10 million of the aggregate principal amount of such notes and other amendments to the terms of the remaining indebtedness pursuant to the Transaction Support Agreement (as described below); plus (C) (i) the outstanding balance (principal and interest) at Closing of certain convertible and non-convertible promissory notes of Clarus issued between signing of the Merger Agreement and Closing divided by $10.00, other than any such non-convertible promissory notes that the Company elects in its discretion to pay off at Closing. The Merger Consideration to be paid to Clarus Securityholders will be paid solely by the delivery of new shares of Company Class A Common Stock. The Closing Net Indebtedness (and the resulting Merger Consideration) is based solely on estimates determined shortly prior to the Closing and is not subject to any post-Closing true-up or adjustment. The Merger Consideration will be allocated among Clarus Securityholders as determined by Clarus shortly prior to the Closing based on existing share preference and convertible debtholder rights.

Representations and Warranties; Covenants

The Merger Agreement contains a number of representations and warranties by the Company and Merger Sub (together, the “Company Parties”), on the one hand, and Clarus, on the other hand, as of the date of the Merger Agreement and as of the date of the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, financial condition, net worth, management, earnings, cash flows, business, operations or properties of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. The representations and warranties made by the Company Parties and Clarus are customary for transactions similar to the Transactions.

The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including with respect to (1) access to their offices, properties, books and records; (2) the operation of their respective businesses in the ordinary course of business; (3) provision of financial statements by Clarus; (4) the Company’s public filings; (5) no insider trading; (6) notifications of certain breaches, consent requirements, material adverse changes or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) tax matters and transfer taxes; (9) further assurances; and (10) confidentiality. Each party also agreed during the Interim Period not to solicit, pursue or enter into any arrangement relating to an alternative competing transaction and to notify the others of receipt of proposals or indications of interest relating thereto. The parties further agreed to certain customary post-Closing covenants.

The Merger Agreement and the consummation of the Transactions require the approval of both the Company’s stockholders and Clarus’s stockholders. The Company agreed to prepare promptly and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the issuance of the Merger Consideration, and containing a proxy statement/prospectus for the purpose of the Company’s solicitation of proxies from its stockholders to approve the Merger Agreement, the Transactions and related matters (the “Company Stockholder Approval”) at a special meeting of the Company’s stockholders (the “Company Stockholder Meeting”) and providing such stockholders an opportunity, in accordance with the Company’s organizational documents and the Company’s initial public offering prospectus, to have their shares of Company common stock redeemed (the “Redemption”). Clarus agreed to obtain the written consent of its stockholders to approve the Merger Agreement and the Transactions (the “Clarus Stockholder Approval”) promptly after the Registration Statement has become effective.

The parties have also agreed to take all action within their power as may be necessary or appropriate such that, effective immediately after the Closing, the Company’s board of directors (the “Post-Closing Board”) shall consist of seven directors, which shall be divided into three classes serving staggered three-year terms. Two of the members of the Post-Closing Board will be Joseph Hernandez and Kimberly Murphy (or, if Ms. Murphy is not independent under applicable SEC and Nasdaq rules, such other designee of Mr. Hernandez that does satisfy such requirements), one of whom shall serve as the chairperson of the Post-Closing Board. The other five members of the Post-Closing Board (at least three of whom shall be independent directors) will be designated by Clarus prior to the Closing. In addition, the Company has agreed to adopt an equity incentive plan, as described in the Merger Agreement. The parties also agreed to take all action necessary, so that the individuals serving as the officers of the Company immediately after Closing will be the same individuals as those of Clarus immediately prior to the Closing.

The representations and warranties of the parties terminate as of and do not survive the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties shall not survive the Closing, except those covenants and agreements to be performed after the Closing which covenants and agreement shall survive until fully performed.

Closing Conditions

The obligations of the parties to complete the Closing are subject to various conditions, including the following mutual conditions of the parties unless waived:

●	upon the Closing, after giving effect to the completion of the Redemption, the Company having net tangible assets of at least $5,000,001;

●	the effectiveness of the Registration Statement;

●	the conditional approval of the Company’s initial listing application with Nasdaq in connection with the Transactions; and

●	other mutual closing conditions customary for transactions of this type.

The Merger Agreement does not include a minimum cash condition for the Company.

Unless waived by the Company, the obligations of the Company Parties to consummate the Merger are subject to the satisfaction of certain customary conditions (in addition to customary certificates and other closing deliverables), as well as the following:

●	certain litigation in which Clarus is involved shall not have been adjudicated or settled, and no offer of settlement shall have been made by Clarus, that would have a Material Adverse Effect on the Company;

●	absence of any Material Adverse Effect with respect to Clarus since the date of the Merger Agreement (but excluding a qualifying settlement of certain litigation in which Clarus is involved) which is continuing and uncured;

●	each Stockholder Lock-Up Agreement (as described below), Lender Lock-Up Agreement (as described below) and the Registration Rights Agreement (as described below) shall have been executed and delivered;

●	Clarus’s indebtedness at the Closing shall not exceed $43.125 million and there shall be no obligation of Clarus to make any post-Closing payment in the nature of a royalty; and

●	Clarus shall have consummated a “Permitted Financing” (as described in the Merger Agreement) with gross proceeds to Clarus of at least $15 million.

Unless waived by Clarus, the obligations of Clarus to consummate the Merger are subject to the satisfaction of certain customary additional conditions (in addition to customary certificates and other closing deliverables), as well as the following:

●	absence of any Material Adverse Effect with respect to the Company since the date of the Merger Agreement which is continuing and uncured;

●	the Second Amended and Restated Certificate of Incorporation of the Company shall have been filed and become effective; and

●	the Registration Rights Agreement (as described below) shall have been executed and delivered.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

●	by mutual written consent of the Company and Clarus;

●	by either the Company or Clarus if the Closing has not occurred by October 27, 2021, other than as a result of a breach by the party seeking termination;

●	by either the Company or Clarus if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting, or if any law is in effect making illegal, the transactions contemplated by the Merger Agreement, other than as caused by the breach of the party seeking termination;

●	by the Company in the event of an uncured or incurable breach by Clarus that has rendered or would render impossible the satisfaction of any of the conditions to the Company Parties’ obligation to close, or upon evidence that the Clarus Stockholder Approval was obtained but was not timely delivered to the Company;

●	by Clarus in the event of an uncured or incurable breach by the Company that has rendered or would render impossible the satisfaction of any of the conditions to the Clarus’s obligation to close;

●	by the Company if there has been an event after the signing of the Merger Agreement that has had a Material Adverse Effect on Clarus (but excluding a qualifying settlement of certain litigation in which Clarus is involved) that is continuing and uncured;

●	by Clarus if there has been an event after the signing of the Merger Agreement that has had a Material Adverse Effect on the Company that is continuing and uncured; and

●	by either the Company or Clarus if the Company Stockholder Meeting is held and the Company Stockholder Approval is not received.

If the Merger Agreement is validly terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to confidentiality, dispute resolution, termination, waiver of claims against the trust, and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for liability for any willful breach of the Merger Agreement prior to such termination. No termination fee is payable by either party.

Governing Law and Arbitration; Trust Account Waiver

The Merger Agreement is governed by Delaware law and, subject to the required arbitration provisions, the parties are subject to the non-exclusive jurisdiction of federal and state courts located in Delaware.

Clarus agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Company’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Clarus or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Related Agreements

Clarus Support Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain significant stockholders of Clarus holding in the aggregate approximately 91% of Clarus’s outstanding capital stock, including the minimum vote required by each series of Clarus preferred stock, entered into support agreements (each, a “Clarus Support Agreement”) with the Company and Clarus. Under the Clarus Support Agreements, each Clarus stockholder party thereto agreed to vote all of its shares of Clarus capital stock in favor of the Merger Agreement and the Transactions and to otherwise take certain other actions in support of the Merger Agreement, the Transactions and the other matters submitted to Clarus Stockholders for their approval, and provide a proxy to the Company to vote such Clarus capital stock accordingly. The Clarus Support Agreements prohibit transfers of the Clarus Stock held by the Clarus stockholders party thereto between the date of the Clarus Support Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Clarus Support Agreement.

Sponsor Support Agreement

Simultaneously with the execution and delivery of the Merger Agreement, the Company’s sponsor, Blue Water Sponsor LLC (the “Sponsor”) entered into a support agreement (the “Sponsor Support Agreement”) with the Company and Clarus. Under the Sponsor Support Agreement, the Sponsor agreed that it would abide by its undertakings in that certain letter agreement dated December 15, 2020, by and among the Company and its officers, its directors and the Sponsor filed as Exhibit 10.1 on Form 8-K filed on December 21, 2020 (the “Insider Letter”), including voting its Company shares in favor of the Merger Agreement and the Transactions and not redeeming such shares in connection with the Merger, and that in the event of a transfer of its shares permitted under the Insider Letter, the Sponsor will ensure that the transferee agrees to be bound by the restrictions in the Sponsor Support Agreement. The Sponsor also agreed in connection with the Merger to waive its anti-dilution right pursuant to Article IV, Section 4.3(b)(ii) of the Company’s charter. The Company undertook to enforce the Sponsor’s obligations under the Insider Letter.

Stockholder Lock-Up Agreements

The Merger Agreement provides that at or prior to the Closing, certain significant Clarus stockholders will enter into a lock-up agreement with the Company (each, a “Stockholder Lock-Up Agreement”). Pursuant to the Lock-Up Agreements, each Clarus stockholder party thereto would agree to a 180-day lock-up of its restricted Company securities following Closing, subject to (i) early release upon certain corporate transactions and (ii) certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Stockholder Lock-Up Agreement.

Lender Lock-Up Agreements

The Merger Agreement provides that at or prior to the Closing, certain Clarus noteholders (the “Lenders”) will enter into a lock-up agreement with the Company (each, a “Lender Lock-Up Agreement”). Pursuant to the Lender Lock-Up Agreements, each Lender party thereto would agree to a 180-day lock-up of its restricted Company securities following Closing, subject to (i) early release upon certain corporate transactions, (ii) limited “leak-out” transfers of restricted securities within specified daily volume caps starting with the 91st day after the Closing and (iii) certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lender Lock-Up Agreement.

Registration Rights Agreement

The Merger Agreement provides that at, and as a condition to, the Closing, the Company will enter into a registration rights agreement (the “Registration Rights Agreement”) with the Sponsor and the Clarus Securityholders named therein. Pursuant to the Registration Rights Agreement, the Company would have an obligation to file a registration statement under the Securities Act covering the resale of (i) shares of Company common stock held by the Sponsor or issuable to the Sponsor upon conversion or exercise of other Company securities held by it, and (ii) shares of Company common stock issuable to the Clarus Securityholders party thereto in the Merger. Either the Sponsor or a majority of the Clarus Securityholders party to the Registration Rights Agreement holding registrable securities would be entitled to make a written demand for registration under the Securities Act of all or part of their registrable securities. Subject to certain exceptions, if at any time after the Closing the Company proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement the Company would be required to give notice to the other parties thereto as to the proposed filing and offer them the opportunity to register the sale of such number of registrable securities as they may request in writing. The Registration Rights Agreement would terminate and supersede that certain registration rights agreement dated December 15, 2020 between the Company and the Sponsor filed as Exhibit 10.3 on Form 8-K filed on December 21, 2020.

The foregoing descriptions of the Clarus Support Agreements, the Sponsor Support Agreement, the Stockholder Lock-up Agreements, the Lender Lock-up Agreements and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the form of Clarus Support Agreement, the Sponsor Support Agreement, the form of Stockholder Lock-up Agreement, the form of Lender Lock-up Agreement and the form of Registration Rights Agreement, copies of which are filed herewith as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5 respectively.

Transaction Support Agreement

In connection with the Merger Agreement, on April 27, 2021, the Company, Clarus, and certain Clarus equityholders and noteholders party thereto entered into a Transaction Support Agreement (the “Transaction Support Agreement”) pursuant to which, among other things, the Clarus securityholders party thereto agreed to provide Clarus with up to $35 million in financing, through the purchase of convertible and non-convertible promissory notes (of which approximately $7.2 million was funded prior to April 27, 2021), and to transfer certain royalty rights to Clarus.

The foregoing description of the Transaction Support Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of the Transaction Support Agreement, a copy of which is filed herewith as Exhibit 10.6.

Underwriting Agreement Amendment

In connection with the Merger Agreement, on April 27, 2021, the Company and Maxim Group LLC (“Maxim”), acting in its capacity as representative to the underwriters under that certain Underwriting Agreement filed as Exhibit 1.1 on Form 8-K filed on December 21, 2020 (the “Underwriting Agreement”), entered into an amendment to the Underwriting Agreement (the “Underwriting Agreement Amendment”). Pursuant to the Underwriting Agreement Amendment, Maxim agreed to eliminate, and waive the Company’s previous non-compliance with, certain rights of first refusal under the Underwriting Agreement in exchange for an undertaking by the Company, at its option, either to have Maxim participate as an underwriter or placement agent in future financings by the Company or to engage Maxim as its capital markets advisor in connection with future financings, on the terms and conditions set forth in the Underwriting Agreement Amendment. The Company will also pay Maxim a financial advisory fee in connection with the Business Combination.

The foregoing description of the Underwriting Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of the Underwriting Agreement Amendment, a copy of which is filed herewith as Exhibit 1.1.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
1.1	Amendment, dated as of April 27, 2021, to Underwriting Agreement, dated as of December 15, 2020, by and between the Company and Maxim Group LLC.

2.1*	Agreement and Plan of Merger, dated as of April 27, 2021, by and among the Company, Merger Sub and Clarus.

10.1	Form of Support Agreement, dated as of April 27, 2021, by and among the Company, Clarus and the stockholder of Clarus party thereto.

10.2	Support Agreement, dated as of April 27, 2021, by and among the Company, Clarus and the Sponsor.

10.3	Form of Stockholder Lock-Up Agreement by and between the Company and the stockholder of Clarus party thereto.

10.4	Form of Lender Lock-Up Agreement by and between the Company and the noteholder of Clarus party thereto.

10.5	Form of Registration Rights Agreement by and among the Company, the Sponsor and the Clarus securityholders party thereto.

10.6*	Transaction Support Agreement, dated of April 27, 2021 by and among the Company, Clarus and the Clarus securityholders party thereto.

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLUE WATER ACQUISITION CORP.

	By:	/s/ Joseph Hernandez
		Name:	Joseph Hernandez
		Title:	Chief Executive Officer

Dated: May 3, 2021